Mail Stop 3561

September 18, 2009

Brian Burden,
Executive Vice President and Chief Financial Officer
TransAlta Corporation
110-12th Avenue S.W. Box 1900, Station "M"
Calgary, Alberta, Canada, T2P 2MI

> **Re:** **TransAlta Corporation**
> **Form 40-F for the Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009**
> **File No. 001-15214**

Dear Mr. Burden:

     We have completed our review of your Form 40-F and related filings and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director